Mail Stop 3561

November 1, 2006

Mr. Chih T. Cheung, President
Yucheng Technologies Limited
105 West 13th Street, Suite 7A
New York, New York 10011

   Re: Yucheng Technologies Limited
     Registration Statement on Form S-4
     Filed on October 31, 2006
     File No. 333-132814

Dear Mr. Cheung:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 16. Revise to provide the diagram showing the corporate structure in the proxy statement/prospectus. Additionally, expand the diagram to show structure of the companies at the China level. Specifically address the ownership percentages of the shareholders both pre-transaction and post transaction. Finally, indicate the ownership of the operating companies at the China level.

Summary, page 11

2. We note your response to comment 11 of our letter dated October 27, 2006. The disclosure that the powers of attorney issued are "irrevocable and unconditional" appear to be legal conclusions that you are not qualified to make, absent an opinion of counsel. Please revise your disclosure accordingly. Also, please revise to include a risk factor to discuss the uncertainty concerning such minority interest.

Background of the Stock Purchase, page 47

3. We note your response to comment 23. Revise to specifically disclose when the original target criteria were developed and provided to E.J. McKay & Co. Disclose the original criteria presented to E.J. McKay. Additionally, address when in December 2004 the additional criteria were developed.

4. We note your response to comment 24 that the proxy has been revised to indicate that there was no prior relationship of any kind, direct or indirect between either Sihitech or e-Channels with McKay or any of the initial shareholders. We do not see where any noted changes have been made addressing any prior relationship between the initial shareholders and either Sihitech or e-Channels. Please revise to make the noted change or advise us as appropriate.

5. We note your response to comment 25. Please revise your disclosure to indicate that there was no prior intent to hire E.J. McKay and to indicate that the decision to engage E.J. McKay was made on the December 1, 2004 meeting.

6. We note your statement that during the July 1 to July 4, 2005 meetings China Unistone consulted with E.J. McKay & Co. about the data for other companies and acquisition transactions. Please expand the disclosure to clarify the information discussed with E.J. McKay. Clarify whether any presentations were made by E.J. McKay in the meetings on July 1, 2005 to July 4, 2005.

7. Supplementally provide us with a copy of the Letter of Intent which was signed on July 6, 2005.

8. Please revise to describe the oral report by E.J. McKay to the board of directors on July 31, 2005 in more detail. Clarify whether any valuation analyses or metrics were presented by E.J. McKay in their oral presentation.

9. We note that the board of directors appears to have only considered general factors and made no specific determination relating to the valuation of the company in connection with its approval of the terms of the consideration on August 31, 2005. Please revise the disclosure to clearly state this and to discuss any resultant limitations this may have upon

the determination of the fairness of the transactions. Also revise to address whether the board of directors considered all of the alternative valuation methods and analyses associated with traditional fairness opinions in making their determination to approve the amount of consideration to be paid on August 31, 2005. Provide clear disclosure, if true, that management did not consider any specific valuation methods or analyses in approving the amount of consideration.

10. Revise to clarify, with respect to the December 13, 2005 board meeting, whether the board of directors and/or management considered all of the alternative valuation methods and analyses associated with traditional fairness opinions in making their determination to approve the acquisition agreements. Please revise to specifically address whether the board of directors concluded on December 13, 2005 that the consideration to be paid pursuant to the purchase agreement was fair from a financial point of view to China Unistone's stockholders. If the board of directors did not make a determination that the consideration to paid was fair from a financial point of view, then address how the board of directors made the determination that the stock purchase was in the best interests of the China Unistone's stockholders. We may have further comment.

11. We note that the board of directors appears to have only considered and used a comparable company valuation analysis along with general factors to make its determination to approve the acquisition of Sihitech and e-Channels. Please revise the disclosure to discuss any resultant limitations this may have upon the determination of the fairness of the transactions. It appears from the disclosure that the board did not consider anything beyond general factors and the comparable company valuation analysis in approving the acquisition agreements. Provide clear disclosure, if true, that management only considered the comparable company valuation analysis and did not consider any other specific valuation methods or analyses. We note that the Form S-1 indicates that "The fair market value of such business will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value." It appears that a reasonable investor could determine that the requirements of the Form S-1 were not met in light of the limited valuation by management. Provide clear disclosure throughout the proxy statement and add a risk factor discussing the potential risks.

China Unistone's Reasons for the Stock Purchase and Recommendation of the China Unistone Board, page 55

12. We note your response to comment 37. We also note the statement in the second paragraph on page 56 that "Although revenue projections are inherently uncertain, China Unistone's board of directors believed, and continues to believe, the projections for the Sihitech and e-Channels businesses were reliable …." Please revise to address specifically what revenue projections China Unistone's board of directors believed were reliable.

13. We note your discussion of the E.J. McKay oral presentations in the last paragraph on page 57 and the second paragraph on page 58. Please revise to indicate when those presentations were given to the board of directors.

14. We note your response to comment 42 that "E.J. McKay did not prepare or provide the valuation analysis, and their role was limited, the sections containing the language referred to above have been adjusted …." We also note, in the second paragraph on page 58, that "E. J. McKay & Co. prepared for the board of directors an analysis of the post-transaction value of Sihitech and e-Channels. They analyzed comparable companies in the banking and financial software services category, taking into account their relative market presences and cycle maturity. They prepared a list of comparative price/earnings ratios of these companies and compared them to the price/earnings of Sihitech and e-Channels and their anticipated price/earnings. The valuation for the future of Sihitech and e-Channels was based on various assumptions, including projected top-line sales, assumed margins, and projected net income … Based on this analysis, E. J. McKay & Co. concluded that comparatively speaking, the enterprise value of Sihitech and e-Channels, immediately after the acquisition, was favorable. On the basis of the analysis, they concluded that the board of directors, from an economic point of view, should consider the acquisition of Sihitech and e-Channels." We do not understand your changes to the continuing paragraph at the top of page 56 regarding the "certain valuation analyses and metrics compiled by members of the board in order to determine that the consideration to be paid … was reasonable …." (Emphasis added) As previously requested in comment 42, revise to provide a detailed explanation of the 'certain valuation analyses and metrics' performed. Specifically address the analyses of the comparative price/earnings ratios of these companies as compared to the price/earnings of Sihitech and e-Channels. Also clarify who, whether management or E.J. McKay, performed the valuation analyses and metrics.

Satisfaction of 80% Test, page 59

15. We note your response to comment one of our letter dated October 27, 2006. We also note the disclosure on pages 59 and 60 of the comparable company analysis. It is still not clear if you had determined the value of the targets prior to entering into the purchase agreement. Please revise to quantify the value determined by the board prior to entering into the purchase agreement for investors' reliance. If the board did not quantify a value for the target prior to entering into such agreement, please revise to clarify and include such discussion in a risk factor. Also, clearly explain how the lack of such action is consistent with the disclosure in your IPO prospectus.

16. We note your response to comment 46 of our letter dated October 27, 2006. We continue to note the reference to the value of the targets "at closing", which would seem to indicate that the company is including the trust account in its fair market value determination for the targets. In addition, we note further disclosure on pages 61 and 62 about value taking into account future events. It would appear that a determination of the value of the targets in their current condition was required. Your response indicates that you used the enterprise

value and it appears to base such value on the consideration to be paid and the value of the shares to be issued. Please clarify if that means you determined the value based on the price you are paying. Your IPO prospectus disclosed, on page 25, that the value would be determined by your board. It is not clear how a determination of value could be based on the consideration being offered. Please revise or advise.

17. Please revise to indicate the projection of revenues used in the second paragraph on page 61.

18. We also note your statement that "the projected net income for 2005 was determined reasonable in light of the then estimated net income for 2004 of approximately $3,380,000." Please revise to clarify why an estimated net income for 2004 is used when the actual figures are available on December 10-11, 2005.

Opinion of Financial Advisor, page 64

19. We note your response to comment 51 of our letter dated October 27, 2006. We note that you did not have in your possession the opinion of WR Hambrecht when you decided to bind the company and enter into the purchase agreement. It further appears that the opinion was obtained for the purpose of this proxy and for shareholders to read. Please revise to clarify if shareholders are allowed to rely upon the disclosure of the noted opinion. If not, it is not clear why it is included in this document.

Liquidation if no business combination, page 153

20. In connection with your response to comment two of our letter dated October 27, 2006, we note that several individuals would be liable for approximately $820,000 as of June 30, 2006. Please revise to update that figure and include the cost associated with liquidation and dissolution proceedings if applicable. Also, please revise to clarify if the noted individuals would be jointly or severally liable. In the event that such individuals assert they are not obligated or cannot pay such cost, please revise to clarify the company's responsibility to bring a claim against the noted persons to enforce the indemnification agreements. Finally, disclose that any executed waiver agreements may not be enforceable.

21. In connection with your response to comment two of our letter dated October 27, 2006, please revise to clarify the actions to be taken should there be insufficient votes to approve the dissolution and liquidation.

Exhibit 5.1

22. We note your response to comment 80. Please revise the legality opinion to address whether the warrants and purchase option are legally binding obligations of the registrant.

Exhibit 23.8

23. We note your statement in the consent of E.J. McKay & Co. that "nor do we thereby admit that we are experts with respect to any part of such Registration Statement within the meaning of the term "experts" as used in the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder." Advise us of your basis to make the noted statement.

General

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Maureen Bauer at (202) 551-3237 or Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or David Link, who supervised the review of your filing, at (202) 551-3356 with any other questions.

                               Sincerely,

                               John Reynolds, Assistant Director
                               Office of Emerging Growth Companies

cc: David Miller, Esq.
       Fax (212) 818-8881